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(Unaudited)


SCHEDULE OF INVESTMENTS
MORTGAGE-BACKED SECURITIES — 33.6%

	Face Amount	Value
Agency Mortgage-Backed Obligations — 11.8%		
FHLMC		
5.500%, 08/01/2053	$ 2,055,687	$ 2,075,937
5.000%, 12/01/2044	3,668,186	3,691,329
3.000%, 05/01/2053	4,361,553	3,834,009
FHLMC, Ser 2016-4609, Cl QV		
3.000%, 05/15/2044	2,634,912	2,587,712
FHLMC, Ser 2022-5271, Cl A		
5.500%, 10/25/2047	2,014,405	2,029,092
FNMA		
5.500%, 12/01/2054	2,786,689	2,810,843
3.500%, 04/01/2053	3,017,814	2,758,171
GNMA, Ser 2012-148, Cl PA		
1.250%, 04/20/2041	416,891	413,984
		20,201,077
Non-Agency Mortgage-Backed Obligations — 21.8%		
BBCMS Mortgage Trust, Ser 5C25, Cl C		
Callable 03/15/2029 @ $100		
6.643%, 03/15/2057 (A)	1,000,000	1,026,077
BBCMS Mortgage Trust, Ser C24, Cl D		
Callable 02/15/2034 @ $100		
4.250%, 02/15/2057 (B)	610,000	471,473
BMO Mortgage Trust, Ser 5C3, Cl C		
Callable 02/15/2029 @ $100		
7.088%, 02/15/2057 (A)	1,350,000	1,383,470
BSPRT Issuer, Ser 2021-FL6, Cl B		
Callable 10/15/2025 @ $100		
5.865%, , TSFR1M + 1.714% 03/15/2036 (B)	1,500,000	1,499,404
Bunker Hill Loan Depositary Trust, Ser 2019-3, Cl M1		
Callable 10/25/2025 @ $100		
3.269%, 11/25/2059 (B) (C)	2,650,000	2,627,201
FREMF Mortgage Trust, Ser K53, Cl B		
Callable 01/25/2026 @ $100		
4.183%, 03/25/2049 (A) (B)	1,250,000	1,245,232
FREMF Mortgage Trust, Ser K53, Cl C		
Callable 01/25/2026 @ $100		
4.183%, 03/25/2049 (A) (B)	1,500,000	1,493,452
FREMF Mortgage Trust, Ser K65, Cl B		
Callable 07/25/2027 @ $100		
4.224%, 07/25/2050 (A) (B)	2,650,000	2,627,058

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SEPTEMBER 30, 2025
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MORTGAGE-BACKED SECURITIES — continued

	Face Amount	Value
Non-Agency Mortgage-Backed Obligations — continued		
FREMF Mortgage Trust, Ser K69, Cl B		
Callable 10/25/2027 @ $100		
3.854%, 10/25/2049 (A) (B)	$ 3,895,000	$ 3,827,758
FREMF Mortgage Trust, Ser K70, Cl C		
Callable 12/25/2027 @ $100		
3.942%, 12/25/2049 (A) (B)	1,750,000	1,706,624
FREMF Mortgage Trust, Ser K83, Cl B		
Callable 10/25/2028 @ $100		
4.424%, 11/25/2051 (A) (B)	1,500,000	1,490,225
FREMF Mortgage Trust, Ser K98, Cl B		
Callable 08/25/2029 @ $100		
3.862%, 10/25/2052 (A) (B)	2,000,000	1,934,889
Hawaii Hotel Trust, Ser MAUI, Cl B		
5.893%, , TSFR1M + 1.742% 03/15/2042 (B)	2,500,000	2,501,562
JP Morgan Mortgage Trust, Ser 2017-1, Cl A11		
Callable 08/25/2029 @ $100		
3.446%, 01/25/2047 (A) (B)	525,050	472,629
OBX Trust, Ser 2019-EXP3, Cl 2A2		
Callable 04/25/2027 @ $100		
5.372%, , TSFR1M + 1.214% 10/25/2059 (B)	357,703	359,103
PRKCM Trust, Ser 2023-AFC3, Cl A2		
Callable 08/25/2026 @ $100		
6.987%, 09/25/2058 (B) (C)	3,373,657	3,408,399
Residential Mortgage Loan Trust, Ser 2020-2, Cl A2		
Callable 10/25/2025 @ $100		
2.508%, 05/25/2060 (A) (B)	1,999,406	1,985,032
Sequoia Mortgage Trust, Ser 2017-5, Cl A1		
Callable 01/25/2029 @ $100		
3.500%, 08/25/2047 (A) (B)	1,563,428	1,416,332
Sequoia Mortgage Trust, Ser 2021-5, Cl A5		
2.000%, 07/25/2051 (A) (B)	1,904,072	1,668,046
SWCH Commercial Mortgage Trust, Ser DATA, Cl A		
5.593%, , TSFR1M + 1.443% 02/15/2042 (B)	2,500,000	2,486,719
Towd Point Mortgage Trust, Ser 2018-2, Cl A1		
Callable 10/25/2029 @ $100		
3.250%, 03/25/2058 (A) (B)	780,082	771,557

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SEPTEMBER 30, 2025
(Unaudited)

MORTGAGE-BACKED SECURITIES — continued

	Face Amount	Value
Non-Agency Mortgage-Backed Obligations — continued		
Verus Securitization Trust, Ser 2023-8, Cl A2		
Callable 12/25/2026 @ $100		
6.664%, 12/25/2068 (B) (C)	$ 1,126,328	$ 1,139,829
		37,542,071
TOTAL MORTGAGE-BACKED SECURITIES		
(Cost $57,941,341)		57,743,148
U.S. TREASURY OBLIGATIONS — 24.6%		
U.S. Treasury Bills		
0.000%, 12/11/2025(D)	5,500,000	5,458,238
0.000%, 11/13/2025(D)	2,500,000	2,488,004
		7,946,242
U.S. Treasury Inflation Indexed Bond		
1.375%, 07/15/2033	1,489,152	1,466,127
U.S. Treasury Notes		
4.625%, 06/30/2026	3,500,000	3,520,945
4.375%, 07/31/2026	3,000,000	3,014,391
4.000%, 12/15/2025	9,000,000	9,000,264
3.625%, 05/15/2026	5,500,000	5,492,459
3.000%, 10/31/2025	5,000,000	4,995,176
2.250%, 03/31/2026	2,000,000	1,984,531
2.250%, 11/15/2025	2,750,000	2,744,199
1.750%, 01/31/2029	2,200,000	2,069,805
		32,821,770
TOTAL U.S. TREASURY OBLIGATIONS		
(Cost $42,119,126)		42,234,139
CORPORATE OBLIGATIONS — 21.8%		
Communication Services — 0.1%		
Warnermedia Holdings		
Callable 09/15/2051 @ $100		
5.141%, 03/15/2052	280,000	208,600
Consumer Discretionary — 3.3%		
Ford Motor Credit		
Callable 04/28/2027 @ $100		
4.950%, 05/28/2027	1,000,000	998,270

THE ADVISORS' INNER CIRCLE FUND III


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STRATEGIC INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)**


CORPORATE OBLIGATIONS — continued

	Face Amount	Value
Consumer Discretionary — continued		
Gap		
Callable 10/01/2026 @ $102		
3.875%, 10/01/2031 (B)	$ 1,500,000	$ 1,362,918
Las Vegas Sands		
Callable 05/15/2028 @ $100		
5.625%, 06/15/2028	1,500,000	1,533,526
Royal Caribbean Cruises		
Callable 09/30/2027 @ $103		
5.625%, 09/30/2031 (B)	1,750,000	1,784,439
		5,679,153
Energy — 4.1%		
Comstock Resources		
Callable 10/17/2025 @ $102		
6.750%, 03/01/2029 (B)	1,500,000	1,497,550
Energy Transfer		
6.500%, H15T5Y + 5.694% (E)	2,000,000	2,007,460
Callable 11/15/2026 @ $100		
Expand Energy		
Callable 11/01/2025 @ $101		
5.875%, 02/01/2029 (B)	1,500,000	1,505,576
Sunoco		
Callable 07/01/2028 @ $103		
6.250%, 07/01/2033 (B)	2,000,000	2,035,684
		7,046,270
Financials — 5.6%		
First Maryland Capital II		
Callable 11/01/2025 @ $100		
5.408%, TSFR3M + 1.112%, 02/01/2027	2,411,000	2,381,212
New York Life Global Funding MTN		
4.550%, 01/28/2033 (B)	1,750,000	1,747,469
PNC Financial Services Group		
Callable 06/12/2028 @ $100		
5.582%, SOFRRATE + 1.841%, 06/12/2029	1,000,000	1,036,232
State Street		
Callable 11/01/2025 @ $100		
5.033%, TSFR3M + 0.822%, 05/15/2028	2,750,000	2,689,859
US Bancorp		
Callable 11/03/2031 @ $100		
2.491%, H15T5Y + 0.950%, 11/03/2036	2,000,000	1,724,202
		9,578,974

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STRATEGIC INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)


CORPORATE OBLIGATIONS — continued

	Face Amount	Value
Health Care — 2.0%		
Health Care Service A Mutual Legal Reserve		
Callable 03/01/2030 @ $100		
2.200%, 06/01/2030 (B)	$ 2,000,000	$ 1,808,180
Merck		
Callable 09/07/2038 @ $100		
3.900%, 03/07/2039	1,900,000	1,697,621
		3,505,801
Industrials — 4.2%		
American Airlines Pass Through Trust, Cl B		
3.950%, 07/11/2030	1,460,000	1,394,345
Ashtead Capital		
Callable 05/11/2032 @ $100		
5.500%, 08/11/2032 (B)	2,000,000	2,069,690
Boeing		
Callable 09/01/2038 @ $100		
3.500%, 03/01/2039	2,034,000	1,646,632
Delta Air Lines		
4.500%, 10/20/2025 (B)	46	46
Graham Packaging		
Callable 11/01/2025 @ $100		
7.125%, 08/15/2028 (B)	1,500,000	1,502,665
United Airlines 2020-1 Class B Pass Through Trust		
4.875%, 01/15/2026	560,096	560,115
		7,173,493
Materials — 0.6%		
Sherwin-Williams		
Callable 07/01/2031 @ $100		
4.800%, 09/01/2031	1,000,000	1,020,967
Utilities — 1.9%		
Dominion Energy		
Callable 11/03/2029 @ $100		
6.875%, H15T5Y + 2.386%, 02/01/2055	2,000,000	2,093,348
Duke Energy Carolinas		
Callable 12/15/2031 @ $100		
2.850%, 03/15/2032	1,250,000	1,139,375
		3,232,723
TOTAL CORPORATE OBLIGATIONS		
(Cost $37,304,439)		37,445,981

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SEPTEMBER 30, 2025
(Unaudited)


ASSET-BACKED SECURITIES — 17.0%

	Face Amount	Value
Automotive — 1.1%		
Exeter Automobile Receivables Trust, Ser 2021-3A, Cl D		
Callable 04/15/2026 @ $100		
1.550%, 06/15/2027	$ 1,414,790	$ 1,397,970
Exeter Automobile Receivables Trust, Ser 2022-1A, Cl D		
Callable 06/15/2027 @ $100		
3.020%, 06/15/2028	346,565	344,570
Prestige Auto Receivables Trust, Ser 2021-1A, Cl C		
Callable 07/15/2026 @ $100		
1.530%, 02/15/2028 (B)	87,246	87,089
		1,829,629
Other ABS — 5.2%		
Atlas Senior Loan Fund X, Ser 2018-10A, Cl B		
Callable 10/15/2025 @ $100		
6.079%, TSFR3M + 1.762%, 01/15/2031 (B)	1,500,000	1,500,294
Canyon Capital CLO, Ser 2018-1A, Cl CR		
Callable 10/15/2025 @ $100		
6.479%, TSFR3M + 2.162%, 07/15/2031 (B)	1,000,000	999,872
ICG US CLO, Ser 2025-2RA, Cl BR		
Callable 10/16/2025 @ $100		
6.068%, TSFR3M + 1.750%, 01/16/2033 (B)	2,000,000	1,993,256
Northwoods Capital XVII, Ser 2018-17A, Cl C		
Callable 10/22/2025 @ $100		
6.444%, TSFR3M + 2.112%, 04/22/2031 (B)	1,500,000	1,498,914
Trysail CLO, Ser 2021-1A, Cl C		
Callable 10/20/2025 @ $100		
6.987%, TSFR3M + 2.662%, 07/20/2032 (B)	1,500,000	1,503,228
Trysail CLO, Ser 2022-1A, Cl B		
Callable 10/20/2025 @ $100		
6.176%, TSFR3M + 1.850%, 10/20/2033 (B)	1,500,000	1,503,540
		8,999,104
Student Loan — 10.7%		
ECMC Group Student Loan Trust, Ser 2019-1A, Cl A1A		
Callable 03/25/2033 @ $100		
2.720%, 07/25/2069 (B)	1,127,674	1,008,658
Navient Private Education Loan Trust, Ser 2015-AA, Cl A3		
Callable 08/15/2027 @ $100		
5.965%, TSFR1M + 1.814%, 11/15/2030 (B)	194,421	194,649

THE ADVISORS' INNER CIRCLE FUND III


**PENN MUTUAL AM
STRATEGIC INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)**


ASSET-BACKED SECURITIES — continued

	Face Amount	Value
Student Loan — continued		
Navient Private Education Loan Trust, Ser 2015-BA, Cl A3		
Callable 07/15/2028 @ $100		
5.715%, TSFR1M + 1.564%, 07/16/2040 (B)	$ 1,027,012	$ 1,031,371
Navient Private Education Refi Loan Trust, Ser 2019- GA, Cl A		
Callable 06/15/2027 @ $100		
2.400%, 10/15/2068 (B)	2,745,677	2,670,622
Navient Private Education Refi Loan Trust, Ser 2021- CA, Cl A		
Callable 01/15/2030 @ $100		
1.060%, 10/15/2069 (B)	1,872,114	1,706,923
Navient Private Education Refi Loan Trust, Ser 2021- EA, Cl A		
Callable 07/15/2030 @ $100		
0.970%, 12/16/2069 (B)	2,713,111	2,445,503
Nelnet Student Loan Trust, Ser 2004-4, Cl B		
Callable 10/25/2025 @ $100		
4.902%, SOFR90A + 0.562%, 01/25/2041	2,284,939	2,249,621
SLM Student Loan Trust, Ser 2014-2, Cl A3		
Callable 12/25/2031 @ $100		
5.061%, SOFR30A + 0.704%, 03/25/2055	813,230	806,249
SMB Private Education Loan Trust, Ser 2015-A, Cl C		
Callable 01/15/2027 @ $100		
4.500%, 10/15/2048 (B)	2,260,000	2,245,618
SMB Private Education Loan Trust, Ser 2015-C, Cl B		
Callable 09/15/2027 @ $100		
3.500%, 09/15/2043 (B)	475,060	473,583
SMB Private Education Loan Trust, Ser 2017-A, Cl B		
3.500%, 06/17/2041 (B)	963,266	953,894
SMB Private Education Loan Trust, Ser 2021-C, Cl C		
3.000%, 01/15/2053 (B)	2,846,381	2,487,050
		18,273,741
TOTAL ASSET-BACKED SECURITIES		
(Cost $29,103,614)		29,102,474
TOTAL INVESTMENTS — 97.0%		
(Cost $166,468,520)		$ 166,525,742

Percentages are based on Net Assets of $171,704,685.

THE ADVISORS' INNER CIRCLE FUND III


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STRATEGIC INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)


(A)   Variable or floating rate security. The rate shown is the effective interest rate as of period end. The rates on certain securities are not based on published reference rates and spreads and are either determined by the issuer or agent based on current market conditions; by using a formula based on the rates of underlying loans; or by adjusting periodically based on prevailing interest rates.

(B)   Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". The total value of such securities as of September 30, 2025 was $74,750,805 and represents 43.5% of Net Assets.

(C)   Step Bonds - The rate reflected on the Schedule of Investments is the effective yield on September 30, 2025. The coupon on a step bond changes on a specified date.

(D)   Zero coupon security.

(E)   Perpetual security with no stated maturity date.

ABS — Asset-Backed Security
Cl — Class
CLO — Collateralized Loan Obligation
FHLMC — Federal Home Loan Mortgage Corporation
FNMA — Federal National Mortgage Association
FREMF — Freddie Mac Multi-Family
GNMA — Government National Mortgage Association
H15T5Y — US Treasury Yield Curve Rate T Note Constant Maturity 5 Year
MTN — Medium Term Note
Ser — Series
SOFR — Secured Overnight Financing
SOFR30A — Secured Overnight Financing Rate 30-Day Average
SOFRRATE — Secured Overnight Financing Rate
TSFR1M — Term Secured Overnight Financing Rate 1 Month Average
TSFR3M — Term Secured Overnight Financing Rate 3 Month Average

The open futures contracts held by the Fund at September 30, 2025, are as follows:

Type of Contract	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation/ (Depreciation)
Short Contracts U.S. 5-Year Treasury Note	(90)	Dec-2025	$ (9,790,312)	$ (9,827,578)	$ (37,266)
			$ (9,790,312)	$ (9,827,578)	$ (37,266)

PNN-QH-001-1500

THE ADVISORS' INNER CIRCLE FUND III

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1847 INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)

SCHEDULE OF INVESTMENTS
COMMON STOCK — 36.3%

	Shares	Value
Communication Services — 0.7%		
CuriosityStream	98,000	$ 519,400
Consumer Discretionary — 5.2%		
Arcos Dorados Holdings, Cl A	106,000	715,500
Carriage Services, Cl A	18,468	822,565
Cracker Barrel Old Country Store	6,900	304,014
Domino's Pizza Group ADR	99,000	534,600
Matthews International, Cl A	19,000	461,320
Monro	25,000	449,250
Papa John's International	16,700	804,105
		4,091,354
Consumer Staples — 3.6%		
Alico	21,000	727,860
British American Tobacco ADR	5,200	276,016
Calavo Growers	13,750	353,925
John B Sanfilippo & Son	6,000	385,680
Keurig Dr Pepper	7,000	178,570
Nomad Foods	36,500	479,975
Tate & Lyle ADR	18,525	457,197
		2,859,223
Energy — 4.2%		
Devon Energy	11,550	404,943
FutureFuel	63,789	247,501
MPLX	13,970	697,802
NACCO Industries, Cl A	17,578	741,089
Occidental Petroleum	11,325	535,106
Plains All American Pipeline	19,500	332,670
Select Water Solutions, Cl A	34,405	367,789
		3,326,900
Financials — 1.3%		
ChoiceOne Financial Services	13,500	390,960
Citigroup	3,500	355,250
Columbia Banking System	10,000	257,400
		1,003,610
Health Care — 3.7%		
Hikma Pharmaceuticals ADR	15,500	717,611
National Research	25,281	323,091
Nippon Shinyaku ADR	58,000	284,780
Organon	42,000	448,560

THE ADVISORS' INNER CIRCLE FUND III


PENN MUTUAL AM
1847 INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)


COMMON STOCK — continued

	Shares	Value
Health Care — continued		
Perrigo	12,800	$ 285,056
SIGA Technologies	38,280	350,262
Smith & Nephew ADR	13,325	483,564
		2,892,924
Industrials — 5.9%		
AAON	6,500	607,360
Argan	1,542	416,417
Global Ship Lease, Cl A	15,000	460,500
Huntington Ingalls Industries	3,225	928,510
LSI Industries	15,000	354,150
Luxfer Holdings	20,211	280,933
Omega Flex	6,100	190,229
Park Aerospace	52,000	1,057,680
Quanex Building Products	20,000	284,400
		4,580,179
Information Technology — 5.3%		
Adeia	30,000	504,000
Gen Digital	13,000	369,070
Immersion	104,000	763,360
InterDigital	2,000	690,460
Microchip Technology	4,500	288,990
OneSpan	15,000	238,350
Opera ADR	50,419	1,040,648
Vishay Intertechnology	15,000	229,500
		4,124,378
Materials — 2.7%		
Agnico Eagle Mines	4,700	792,232
Barrick Gold	24,800	812,696
Fortitude Gold	40,912	178,376
TriMas	10,000	386,400
		2,169,704
Real Estate — 1.4%		
Rayonier ‡	27,000	716,580
Sun Communities ‡	2,785	359,265
		1,075,845
Utilities — 2.3%		
AES	34,500	454,020
California Water Service Group	14,950	686,056

THE ADVISORS' INNER CIRCLE FUND III

COMMON STOCK — continued

	Shares	Value
Utilities — continued		
York Water	21,000	$ 638,820
		1,778,896
TOTAL COMMON STOCK		
(Cost $25,434,596)		28,422,413

U.S. TREASURY OBLIGATIONS — 35.0%

	Face Amount	
U.S. Treasury Bill		
0.000%, 12/04/2025(A)	$ 650,000	645,496
U.S. Treasury Bond		
4.250%, 11/15/2040	1,500,000	1,457,402
U.S. Treasury Notes		
4.625%, 03/15/2026	4,000,000	4,013,406
4.500%, 11/15/2025	5,325,000	5,327,288
4.000%, 12/15/2025	2,800,000	2,800,082
3.875%, 03/31/2027	4,000,000	4,011,875
3.625%, 05/15/2026	3,500,000	3,495,201
2.250%, 03/31/2026	2,000,000	1,984,532
2.250%, 11/15/2025	3,705,000	3,697,185
		25,329,569
TOTAL U.S. TREASURY OBLIGATIONS		
(Cost $27,398,289)		27,432,467

CORPORATE OBLIGATIONS — 15.2%

Communication Services — 0.3%		
Activision Blizzard		
Callable 03/15/2050 @ $100		
2.500%, 09/15/2050	395,000	209,000
Consumer Discretionary — 5.2%		
Aptiv Swiss Holdings		
Callable 03/13/2054 @ $100		
5.750%, 09/13/2054	1,000,000	954,129
Gap		
Callable 10/01/2026 @ $102		
3.875%, 10/01/2031 (B)	1,000,000	908,612
Mattel		
Callable 05/01/2041 @ $100		
5.450%, 11/01/2041	1,000,000	921,193

THE ADVISORS' INNER CIRCLE FUND III

CORPORATE OBLIGATIONS — continued

	Face Amount	Value
Consumer Discretionary — continued		
MercadoLibre		
Callable 10/14/2030 @ $100		
3.125%, 01/14/2031	$ 400,000	$ 369,696
Callable 12/14/2025 @ $100		
2.375%, 01/14/2026	451,000	446,717
Wolverine World Wide		
Callable 11/01/2025 @ $101		
4.000%, 08/15/2029 (B)	500,000	457,440
		4,057,787
Consumer Staples — 3.8%		
Energizer Holdings		
Callable 11/01/2025 @ $100		
4.375%, 03/31/2029 (B)	500,000	479,530
Molson Coors Beverage		
5.000%, 05/01/2042	1,000,000	934,598
Spectrum Brands		
Callable 03/15/2026 @ $102		
3.875%, 03/15/2031 (B)	1,996,000	1,601,790
		3,015,918
Energy — 2.0%		
Martin Midstream Partners		
Callable 11/01/2025 @ $112		
11.500%, 02/15/2028 (B)	500,000	531,778
Oceaneering International		
Callable 11/01/2027 @ $100		
6.000%, 02/01/2028	1,000,000	1,012,368
		1,544,146
Industrials — 2.0%		
BWX Technologies		
Callable 10/17/2025 @ $101		
4.125%, 04/15/2029 (B)	1,000,000	968,130
Mueller Water Products		
Callable 11/01/2025 @ $101		
4.000%, 06/15/2029 (B)	632,000	608,609
		1,576,739
Information Technology — 1.9%		
Amkor Technology		
Callable 10/09/2025 @ $100		
6.625%, 09/15/2027 (B)	131,000	131,038

THE ADVISORS' INNER CIRCLE FUND III

PENN MUTUAL AM
1847 INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)

CORPORATE OBLIGATIONS — continued

	Face Amount	Value
Information Technology — continued		
Ciena		
Callable 11/01/2025 @ $102		
4.000%, 01/31/2030 (B)	$ 396,000	$ 377,670
Crane NXT		
Callable 09/15/2047 @ $100		
4.200%, 03/15/2048	500,000	329,876
Skyworks Solutions		
Callable 03/01/2031 @ $100		
3.000%, 06/01/2031	749,000	677,827
		1,516,411
TOTAL CORPORATE OBLIGATIONS		
(Cost $12,221,997)		11,920,001

PREFERRED STOCK — 4.8%

	Shares	
Industrials — 4.8%		
Pitney Bowes 6.700%	194,238	3,762,390
TOTAL PREFERRED STOCK		
(Cost $3,819,665)		3,762,390

CONVERTIBLE BONDS — 4.0%

	Face Amount	
Health Care — 1.3%		
Pacira BioSciences CV to 25.2752		
2.125%, 05/15/2029	$ 1,000,000	1,013,493
Information Technology — 2.7%		
Cerence CV to 24.5586		
1.500%, 07/01/2028	2,575,000	2,122,113
TOTAL CONVERTIBLE BONDS		
(Cost $2,951,185)		3,135,606
TOTAL INVESTMENTS — 95.3%		
(Cost $71,825,732)		$ 74,672,877

Percentages are based on Net Assets of $78,374,540.

THE ADVISORS' INNER CIRCLE FUND III


PENN MUTUAL AM
1847 INCOME FUND
SEPTEMBER 30, 2025
(Unaudited)


---

‡ Real Estate Investment Trust
(A) Zero coupon security.
(B) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". The total value of such securities as of September 30, 2025 was $6,064,597 and represents 7.7% of Net Assets.

ADR — American Depositary Receipt
Cl — Class
CV — Convertible Security

PNN-QH-001-1500